Exhibit 99.3

N E W S    R E L E A S E

Siyata Mobile Reports Third Quarter Revenue of $5.9 Million, Up 218%

Accelerating Adoption Driving Exponential Increase in Unit Sales

Management to Host Conference Call at 8:30 a.m. ET on Friday, November 15

Vancouver, BC – November 14, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced its financial results for the three months ended September 30, 2024.

Marc Seelenfreund, CEO of Siyata, said, “We delivered $5.9 million in revenue for the third quarter, the largest in our company’s history and representing exponential growth of more than 200% year-over-year. This performance underscores the significant momentum we are building, especially in the U.S. market, where sales have increased by 55% year-to-date. More broadly, demand for our SD7 handsets is increasing across a diversity of vertical markets and use cases. Adoption of our disruptive, ruggedized handsets is accelerating to replace more traditional land mobile radio (LMR).”

Seelenfreund continued, “We are optimistic about our outlook going forward with the goal of reaching profitability in the coming quarters. We have a pipeline of exciting new sales opportunities, and we are well positioned with ample inventory to meet demand. Further, we believe that we have a very exciting 5G product portfolio planned to launch in 2025 which will position us as the leading PTT handset provider on a global level. We announced recently that T-Mobile is the first wireless carrier that will be launching part of the portfolio and will be releasing details of the innovative devices over the coming months. We are optimistic that more wireless carriers will follow suit.

Key financial highlights for the three months ended September 30, 2024:

●	Revenues were $5.9 million compared to $1.8 million for the three months ended September 30, 2023.

●	Revenue from the U.S. market was $4.8 million, or 81% of total revenue, compared to $1.3 million or 69% percent of total revenue for the three months ended September 30, 2023.

●	Gross margin of $1.7 million, or 29.0% of revenue, compared to $0.5 million, or 26.6% of revenue, in the same period last year

●	Net loss was $0.6 million as compared to a net loss of $1.9 million in the same period last year.

●	Adjusted EBITDA was ($3.3) million versus ($1.6) million in the same period last year.

Liquidity and Capital Resources

As of September 30, 2024, the Company had a cash balance of $0.2 million compared to $0.9 million as of December 31, 2023.

Conference Call Details

The Company will host a conference call at 8:30 a.m. ET on Friday, November 15, 2024 to discuss its third quarter 2024 financial results.

Date: Friday, November 15, 2024

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: +1 (888) 506-0062

International toll-free dial-in number: +1 (973) 528-0011

Access Code: 721899

A replay will be available until November 29, 2024. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 51578.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/51578.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA".

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Siyata Mobile Inc.

Condensed Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	September 30, 2024	December 31, 2023
Assets
Current
Cash	220,243	898,771
Trade And Other Receivables	3,058,921	1,181,257
Prepaid Expenses	1,441,564	29,673
Inventory	3,866,118	3,544,519
Advance To Suppliers	683,442	1,048,227
	9,270,288	6,702,447
Long Term Receivable	177,155	147,100
Investment in Securities	1,300,000	-
Right Of Use Assets	431,471	630,793
Equipment	145,750	175,335
Intangible Assets	8,038,601	7,856,730
Total Assets	19,363,265	15,512,405

Liabilities And Shareholders' Equity
Current
Loans to Financial Institutions	2,546,335	89,298
Sale of future receipts	996,048	1,467,899
Accounts Payable And Accrued Liabilities	4,374,116	3,449,103
Deferred Revenue	31,277	2,025
Short Term Lease Liability	26,427	254,668
Warrants and preferred shares liability	1,051,865	156,433
	9,026,068	5,419,426
Long Term Lease Liability	439,027	385,639
	439,027	385,639
Total Liabilities	9,465,095	5,805,065
Shareholders' Equity
Share Capital	101,997,458	85,714,727
Reserves	14,899,768	14,644,200
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(107,097,926)	(90,750,457)
	9,898,170	9,707,340
Total Liabilities And Shareholders' Equity	19,363,265	15,512,405

Siyata Mobile Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and nine months ended September 30, 2024 and 2023

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Revenue	$5,862,575	$1,842,390	$10,111,422	$6,355,744
Cost Of Sales	(4,159,542)	(1,352,293)	(7,348,158)	(4,564,640)
Gross Profit	1,703,033	490,097	2,763,264	1,791,104
	29.0%	26.6%	27.3%	28.2%
Expenses
Amortization And Depreciation	424,393	453,500	1,262,180	1,308,639
Development Expenses	294,753	87,652	329,753	173,102
Selling And Marketing	1,367,546	743,760	3,469,952	2,734,928
Equity promotion and marketing	2,190,162	540,000	4,340,162	1,131,200
Inventory loss (income) from water damage	-	(405,364)	-	(405,364)
General And Administrative	1,166,461	1,458,284	3,238,314	4,012,896
Bad Debts (Recovered)	8,132	16,512	26,990	26,660
Insurance proceeds from water damage	-	(380,077)	-	(380,077)
Share-Based Payments	54,682	202,072	255,568	773,605
Total Operating Expenses	5,506,129	2,716,339	12,922,919	9,375,589

Net Operating Loss	(3,803,096)	(2,226,242)	(10,159,655)	(7,584,485)
		-
Other Expenses		-
Finance Expense	527,962	33,684	2,250,001	109,033
Loss on issuance	-	-	6,129,282	-
Loss on extinguishment of financial liability	-	-	601,163	-
Foreign exchange	(26,592)	(109,895)	(37,243)	(188,494)
Change in preferred share liability	(386,022)	-	(386,022)
Gain on settlement of derivative	(3,723,827)	-	(3,723,827)
Change in fair value of warrant liability	3,900	(294,858)	(50,670)	1,561,765
Transaction Costs	427,812	-	1,405,130	-
Total Other Expenses	(3,176,767)	(371,069)	6,187,814	1,482,304
Net Loss For The Period	$(626,329)	$(1,855,173)	$(16,347,469)	$(9,066,789)

Comprehensive Loss For The Period	(626,329)	(1,855,173)	(16,347,469)	(9,066,789)

Weighted average shares	1,580,010	14,226	574,313	8,353
Basic and diluted loss per share	(0.40)	(130.41)	(28.46)	(1,085.40)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three and nine months ended September 30, 2024 and 2023

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net Operating Loss	(3,803,096)	(2,226,242)	(10,159,655)	(7,584,485)

Addback
Amortization and depreciation	424,393	453,500	1,262,180	1,308,639
Share based compensation	54,682	202,072	255,568	773,605

Adjusted EBITDA	(3,324,021)	(1,570,670)	(8,641,907)	(5,502,241)

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